Points International Ltd. Reports Record First Quarter 2007
Financial Results

Total revenue increased 85% year-over-year to $5.3 million

Company generates positive EBITDA1 for second consecutive quarter

25.9 billion cumulative points/miles have been transacted, an increase of 50% compared to the same period last year

2.7 billion points/miles transacted in the first quarter, up 47% year-over-year

Announces launch of Global Mileage Exchange for second half of 2007

Company raises 2007 revenue guidance by approximately 20%

TORONTO, May 10, 2007, Points International Ltd. (TSX: PTS; OTCBB: PTSEF; "Points" or the "Company"), the owner and operator of Points.com, the world's leading reward program management portal, announced today results for the first quarter ended March 31, 2007. The Company reported an 85% year-over-year increase in total revenue to $5.3 million for the first quarter of 2007, driven by growth in most areas of its business. In addition, the Company generated positive EBITDA1 for a second consecutive quarter and raised 2007 revenue guidance by approximately 20%. Cumulative points/miles transacted reached 25.9 billion, equating to an increase of 50% compared to the same period last year. During the first quarter, 2.7 billion points/miles were transacted, up 47% year-over-year.

"Beginning with the first quarter of 2007, as we enter into new agreements or renew current partner agreements, we are enhancing these relationships and are expanding our role to include a principal position in partnership transactions and we will continue to act in an agency capacity as well," stated Rob MacLean, Chief Executive Officer of Points International Ltd. "By taking on a principal role in the transaction, we believe we will be able to leverage our expertise and drive more rapid and sustainable revenue growth as well as greater profitability to Points and our partners. Additionally, because we are more directly involved in the successful operation of our products, we believe we are building stronger and more sustainable relationships with our partners as well as gaining better control over our future revenue streams."

"The Company is focused on growth that is rapid, sustainable and profitable. I believe that our team, under the leadership of Rob MacLean, is executing on this plan as exhibited by the rate of growth we experienced in the first quarter of 2007," commented Stephen K. Bannon, Chairman. "As we capitalize on opportunities for more principal business we anticipate increasing revenue growth and operating margins. Based on this new emphasis, we are raising our revenue outlook to a range of $21-$24 million from $17-$20 million."

1EBITDA is a non-GAAP measure defined as earnings before interest amortization and other items.

Mr. MacLean added, "Our pipeline of new products and partnership agreements continues to build. In addition to contracts already announced, we have contracts or LOI’s with three new partners to join Points.com, six partners have signed for the launch of seven new products and two integration partners have signed for five integration add-ons. In addition, during the second quarter we will be launching the first phase of our ‘Book with Points’ product on Points.com, in conjunction with our partner Travelocity."

We are also very excited about our newest program currently in development, our Global Mileage Exchange (GMX), which will facilitate the ability for members of various reward programs to trade miles and points directly with other members. We expect to introduce this peer-to-peer offering in the second half of 2007," added Mr. MacLean.

Mr. MacLean concluded, "The first quarter of 2007 results confirm the continued success of our strategy. We have entered 2007 with strong sales momentum, improving financial performance, which gives us greater confidence in our future and is reflected in our higher revenue guidance."

First Quarter 2007 Results

Total revenue was $5.3 million for the first quarter of 2007, an increase of 85% versus the $2.8 million reported in the first quarter of 2006, and a 37% sequential increase from the fourth quarter of 2006. Beginning with the first quarter of 2007, the Company will be providing more detailed disclosure to shareholders, and is reporting its revenues in three segments to reflect its enhanced relationship with certain partners. The three revenue groups are as follows:

1.     Principal revenue is any revenue that is not Commission revenue or Interest revenue, as defined below, and includes: Points.com membership dues, partner sign-up fees, technology design, development and maintenance revenues, hosting and management fees, revenues from the performance of services via Points Solutions that are provided directly to loyalty program members where Points assumes credit and/or inventory risk (i.e. acts as a principal), and Points.com Business Solutions membership revenue.

2.     Commission revenue is any commissions earned that are calculated as a percentage of a transaction or a fixed dollar value per transaction.

3.      Interest income is any revenue earned through the Corporation’s investing activities arising from its operating cash flow.

For the first quarter of 2007, Principal revenue totaled $2.2 million, an increase of 193% versus $0.8 million a year ago, and a 34% increase compared to $1.7 million in the fourth quarter of 2006. Commission revenue was $3.0 million, an increase of 48% versus the $2.0 million reported in the first quarter of 2006 and a 40% sequential increase from the fourth quarter of 2006. Interest income was $43,000, a decrease of 34% versus the $65,000 reported in the first quarter of 2006 and an 11% sequential decrease from the fourth quarter of 2006. The Company continues to have a strong recurring revenue base, with 93% of its revenues in the quarter being recurring in nature, compared to 91% in the first quarter of 2006.

Total general and administration expenses for the first quarter of 2007 were $4.9 million, a 27% increase versus the first quarter of 2006, and a 35% increase versus the fourth quarter of 2006. The increase in general and administration expenses versus the fourth quarter was primarily attributable to direct costs incurred to deliver Points.com Business Solutions under a new arrangement and higher marketing and sales commissions

During the first quarter of 2007, the Company reported EBITDA1 of $0.3 million compared to a loss of $1.1 million in the same period in 2006 and versus $0.2 million in the fourth quarter of 2006.

The Company reported a net loss for the first quarter of 2007 of $0.8 million, or $0.01 per share, based on 115.7 million weighted-average shares outstanding, versus a net loss of $2.3 million, or $0.02 per share, on 93.7 million weighted average shares outstanding, in the first quarter of 2006, and versus a net loss of $0.6 million, or $0.01 per share, on 114.2 million weighted-average shares outstanding in the fourth quarter of 2006.

Non-cash charges, including foreign exchange loss, accrued interest, the amortization of property, plant and equipment, intangible assets, stock option expense and deferred costs, accounted for $1.1 million of the net loss in the first quarter of 2007 versus $1.2 million in the first quarter of 2006.

Recent Business Highlights

  Named Anthony Lam as Chief Financial Officer

  Points extended its partnership with Alaska Airlines for another three years and increased its responsibility with regard to providing the PBS products and financial administration of the programs

  US Airways has renewed its participation on Points.com and expanded its use of the Buy Miles, Gift Miles, Corporate Miles and Transfer Miles programs through February 2010

  Delta Air Lines has expanded its Buy and Transfer Miles programs, enabling customers from around the world to purchase, gift and transfer miles online at delta.com

  Signed long term contract extension with American Express, broadening the redemption options that are currently available to American Express® Membership Rewards® members

  Announced an agreement with Jumeirah Group to add Jumeirah's Sirius Recognition and Rewards Programme to Points.com

  Business Metrics in the First Quarter

  Total

  Total points/miles transacted during the first quarter increased 47% versus last year to 2.7 billion, bringing total cumulative points/miles transacted to 25.9 billion

  The total number of transactions increased 24% versus last year to approximately 279,000

  Private Branded Channels

    Total points/miles transacted on products distributed through Points’ partner channels rose 49% to 2.4 billion bringing the cumulative total to 23.0 billion

    Approximately 258,000 transactions took place, a 24% increase compared to a year ago

  Points.com Channel

    Over 341 million points were transacted on Points.com, a 33% increase versus 2006

    The number of points/miles transactions grew 18% to over 21,000.

    Cumulative registered users on Points.com increased 37% year-over-year to 1.6 million.

  Business Outlook

  For the year 2007, the Company is updating its revenue outlook, and expects revenue to be in the range of $21-$24 million and anticipates positive EBITDA1 for the year. This new revenue outlook has been increased from the previous range of $17-$20 million. The revenue outlook assumes that the existing products and services will continue to perform along historical growth curves and that the transaction rates of new contracted products and services will grow in a manner consistent with the Company’s experience with existing partners. In addition to the revenue assumptions above, the expense outlook incorporates modest expense growth versus the prior year. This outlook is based on the Company's current views. For more information see the safe harbor statement below.

  Conference Call

  The Company's executives will hold a conference call today at 4:30 p.m. Eastern Time to discuss the results and business outlook. To participate in the conference call, investors from the US and Canada should dial (800) 458-9009 ten minutes prior to the scheduled start time. International callers should dial (719) 457-2623. If you are unable to participate in the live call, a replay will be available through May 24, 2007. To access the replay, dial (888) 203-1112 (passcode: 9188714). International callers should dial (719) 457-0820 and use the same passcode.

  About Points International Ltd.

  Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

  Website: http://www.points.com

  Safe Harbor Statement

  This press release contains or incorporates forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian provincial securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to, among other things, our guidance for 2007 with respect to revenue, EBITDA, and our objectives, strategic plans and business development goals and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions and can generally be identified by words such as "will", "may", "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Company's expectations, estimates and projections regarding future events.

  Although the Company believes the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material factors, assumptions or estimates are applied in making forward-looking statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially are referred to in the body of this news release and also include the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in the Company's Annual Information Form filed with applicable securities regulators and the factors detailed in the Company's other filings with applicable securities regulators, including the factors detailed in the Company's annual and interim financial statements and the notes thereto. Readers of this press release are cautioned that forward-looking statements are not guarantees of future performance.

  The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as required by law. All dollar amounts herein are in Canadian dollars unless otherwise specified.

CONTACT:
Anthony Lam	Allyson Pooley
Points International Ltd.	Integrated Corporate Relations
(416) 596-6382	(310) 954-1100
anthony.lam@points.com	allyson.pooley@icrinc.com

  POINTS INTERNATIONAL LTD.
  UNAUDITED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
AS AT	2007	2006
A S S E T S
CURRENT
Cash and cash equivalents	$33,561,169	$24,689,040
Accounts receivable	2,156,581	2,310,253
Prepaids and sundry assets	2,305,789	2,124,925
	38,023,539	29,124,218
PROPERTY, PLANT AND EQUIPMENT	2,599,305	2,934,238
GOODWILL AND INTANGIBLE ASSETS	6,655,445	6,837,155
DEFERRED COSTS	1,034,406	1,167,331
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
	10,879,156	11,528,724
	$48,902,695	$40,652,942

L I A B I L I T I E S
CURRENT
Accounts payable and accrued liabilities	2,108,038	3,342,868
Deposits	30,864,349	21,159,193
Current portion of loan payable	30,847	33,515
	33,003,234	24,535,576
LOAN PAYABLE	-	5,289
CONVERTIBLE PREFERRED SHARES	19,783,734	19,506,279
	$52,786,968	$44,047,144

S H A R E H O L D E R S' D E F I C I E N C Y

CAPITAL STOCK	44,237,427	43,051,048
WARRANTS	186,688	186,688
CONTRIBUTED SURPLUS	7,838,115	8,703,517
DEFICIT	(56,146,503)	(55,335,455)
	(3,884,273)	(3,394,202)
	$48,902,695	$40,652,942

  POINTS INTERNATIONAL LTD.
  UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED	MARCH 31,	MARCH 31,
	2007	2006
REVENUES
Principal	$2,240,287	$764,083
Commission	2,983,278	2,010,271
Interest income	42,975	65,118
Total Revenue	5,266,540	2,839,473

GENERAL AND ADMINISTRATION EXPENSES	4,949,848	3,889,728

INCOME / (LOSS) - Before interest, amortization and other items	316,692	(1,050,256)
Foreign exchange loss (gain)	16,867	(12,464)
Interest on convertible debenture	-	170,707
Interest on convertible preferred shares	277,455	277,455
Interest, loss on short-term investment and capital tax	38,004	9,605
Amortization of property, plant and equipment, intangible assets and deferred costs	795,414	755,654
	1,127,740	1,200,956

NET LOSS	$(811,048)	$(2,251,212)

LOSS PER SHARE	($0.01)	($0.02)

POINTS INTERNATIONAL LTD. UNAUDITED CONSOLIDATED STATEMENTS OF DEFICIT

	MARCH 31,	MARCH 31,
FOR THE THREE MONTHS ENDED	2007	2006

DEFICIT - Beginning of period	$(55,335,455)	$(47,428,760)
NET LOSS - For the period	(811,048)	(2,251,212)
DEFICIT - End of the year	$(56,146,503)	$(49,679,971)